Exhibit 12.1

Earnings to Fixed Charge Calculation

	2008	November 10 to December 31, 2007	January 1 to November 9, 2007	2006	2005	2004
	(Dollars in millions, except ratios)
Fixed charges
Interest expense (1)	$295.9	$50.3	$5.3	$6.0	$5.5	$4.4
Capitalized interest	0.5	0.1	0.4	0.6	0.5	0.4
Interest within rental expense	15.2	2.3	15.0	16.9	17.4	17.7

Total fixed charges	$311.6	$52.7	$20.7	$23.5	$23.4	$22.5

Earnings
Earnings before income taxes	$(135.5)	$(19.2)	$168.3	$259.3	$173.8	$41.2
Less:
Capitalized interest	0.5	0.1	0.4	0.6	0.5	0.4
Plus:
Amortization of capitalized interest	0.4	0.1	0.4	0.4	0.3	0.3
Fixed charges	311.6	52.7	20.7	23.5	23.4	22.5

Total “earnings” as defined	$176.0	$33.5	$189.0	$282.6	$197.0	$63.6

Ratio of earnings to fixed charges	—	—	9.1	12.0	8.4	2.8
Deficiency	$(135.6)	$(19.2)	—	—	—	—

(1)	Includes amortization of deferred financing fees and debt discounts